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                                            Filed by: Noble Drilling Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                     Subject Company: Noble Drilling Corporation
                                                     Commission File No. 0-13857

            CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS

The following press release contains forward-looking statements about the business, financial condition and prospects of Noble Drilling Corporation (the "Company"), including statements regarding the consummation of the restructuring discussed in the press release, its effect on future financial results, the expected completion of the restructuring, the expected benefits of the restructuring and the tax treatment of the restructuring. The Company's actual results or performance could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, changes in laws, regulations or treaties or the interpretation thereof, disagreements by the authorities enforcing such laws, regulations or treaties with the Company's interpretation thereof, volatility in crude oil and natural gas prices, the discovery of significant additional oil and/or gas reserves or the construction of significant oil and/or gas delivery or storage systems that impact regional or worldwide energy markets, potential deterioration in the demand for the drilling services of the Company and resulting declining dayrates, changes in the Company's customers' drilling programs or budgets, the cancellation by customers of the Company of drilling contracts or letter agreements or letters of intent for drilling contracts or their exercise of early termination provisions generally found in the Company's drilling contracts, intense competition in the drilling industry, changes in oil and gas drilling technology or in the Company's competitors' drilling rig fleets that could make the Company's drilling rigs less competitive or require major capital investment to keep them competitive, political and economic conditions in the United States and in international markets where the Company operates, acts of war or terrorism and the aftermath of the September 11, 2001 terrorist attacks on the United States, cost overruns or delays on shipyard repair, maintenance, conversion or upgrade projects, adverse weather (such as hurricanes) and seas, operational risks (such as blowouts and fires), limitations on the Company's insurance coverage, and requirements and potential liability imposed by governmental regulation of the drilling industry (including environmental regulation). All of the foregoing risks and uncertainties are beyond the Company's ability to control, and in many cases, the Company cannot predict the risks and uncertainties that could cause its actual results and performance to differ materially from those indicated by the forward-looking statements. When used in the press release, the words "believes", "anticipates", "expects", "plans" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.


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On January 31, 2002, the Company issued the following press release:

           NOBLE DRILLING CORPORATION APPROVES CORPORATE RESTRUCTURING

         SUGAR LAND, Texas, January 31, 2002 - Noble Drilling Corporation ("Noble Drilling" or the "Company") announced today that its board of directors has unanimously approved a corporate restructuring, subject to stockholder approval, that will effectively result in Noble Drilling changing its domicile from Delaware to the Cayman Islands. Noble Corporation, the name of a Cayman Islands company that will be formed shortly as a subsidiary of Noble Drilling, will become the parent holding company of Noble Drilling and the other companies in the Noble corporate group. After completion of the restructuring, Noble Corporation and the Noble corporate group will continue to conduct the businesses now conducted by the Noble corporate group. The restructuring will be presented to stockholders of the Company for their approval at the 2002 annual meeting of stockholders of Noble Drilling.

         James C. Day, Chairman and Chief Executive Officer of Noble Drilling, stated, "The corporate restructuring has been under consideration by management and the Board of Directors for a period of time. Given the Company's significant exposure to the international markets, this new structure will provide greater flexibility both operationally and financially. Further, once implemented, the restructuring will assure Noble remains competitive in the sector and it should be completed during the second quarter of 2002. It is important that stockholders consult their tax advisors regarding their particular situation since the restructuring will have tax implications for all of us."

         In the restructuring, each outstanding share of Noble Drilling common stock will automatically be converted into one Noble Corporation ordinary share. The Company amended its stockholder rights plan so that each outstanding right issued under the plan will expire immediately prior to the restructuring. Each right will be replaced in the restructuring with an identical right to be issued under a Noble Corporation rights plan. The Noble Corporation ordinary shares will be listed and traded on the New York Stock Exchange under the symbol "NE," the same symbol under which Noble Drilling's common stock is currently listed.


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         For U.S. federal income tax purposes, stockholders of Noble Drilling who are U.S. persons will generally be required to recognize gain, if any, but will not be able to recognize any loss, on the exchange of shares of Noble Drilling for shares of Noble Corporation in the restructuring.

         The proposed restructuring is subject to certain conditions to closing, including approval by the holders of a majority of the outstanding shares of Noble Drilling common stock. Noble Drilling expects to complete the restructuring as soon as practicable following approval of the restructuring by stockholders of Noble Drilling at the 2002 annual meeting of stockholders, to be held on Thursday, April 25, 2002. The board of directors has set the close of business on Thursday, March 7, 2002, as the record date for determination of stockholders entitled to vote at the annual meeting.

         Stockholders of record as of the record date will be mailed a proxy statement/prospectus as soon as practicable after the record date. The proxy statement/prospectus will be a part of a registration statement on Form S-4 and will describe the restructuring, as well as the other matters to be considered at the annual meeting. The registration statement will be filed by Noble Corporation with the U.S. Securities and Exchange Commission ("SEC"). THE PROXY STATEMENT/PROSPECTUS, AND THE REGISTRATION STATEMENT OF WHICH IT IS A PART, WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING A DECISION ABOUT WHETHER OR NOT TO APPROVE THE RESTRUCTURING. Noble Corporation's registration statement, including the proxy statement/prospectus relating to the 2002 annual meeting, when available, and other relevant documents may be obtained at no cost by visiting the SEC's website at www.sec.gov or Noble Drilling's website at www.noblecorp.com.

         Members of management of Noble Drilling will discuss the corporate restructuring in greater detail, along with the Company's fourth quarter and full year 2001 earnings, during the Company's previously announced fourth quarter and full year 2001 earnings conference call to be held on Friday, February 1, 2002, at 10:00 a.m., Central Time. Individuals wishing to access the conference call by telephone should dial (212) 896-6011 approximately five to ten minutes prior to the start time. The access code is 20238259. A replay of the conference call will be available on Friday, February 1, 2002, from 12:00 p.m. - 5:00 p.m., Central Time, and Monday,


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February 4, 2002, from 8:00 a.m. - 5:00 p.m., Central Time. The phone number for the conference call replay is (800) 633-8284 or internationally (858) 812-6440. The access code is the same. The Company will provide a live webcast of the conference call via its website at www.noblecorp.com. To listen to the call, visit the "Investor Info" area of the Company's website, click on "Live Webcast" and follow the instructions provided. Persons interested in listening to the live webcast of the call should go to the Company's website prior to the scheduled broadcast time in order to download, install and register any audio software that may be required in order to access the webcast. All individuals listening to the conference call or the replay are reminded that all conference call material is copyrighted by the Company and cannot be recorded or rebroadcast without the Company's express written consent.

         This announcement does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. Noble Drilling and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the restructuring. Information about the executive officers and directors and their ownership of common stock of the Company is contained in the proxy statement for the 2001 Annual Meeting of Stockholders of Noble Drilling, which was filed with the SEC on March 23, 2001, and will be included in the proxy statement/prospectus relating to the 2002 annual meeting and the restructuring, which will be filed with the SEC.

         Noble Drilling is a leading provider of diversified services for the oil and gas industry. Contract drilling services are performed with the Company's fleet of 49 offshore drilling units located in key markets worldwide. The Company's fleet of floating deepwater units consists of nine semisubmersibles and three dynamically positioned drillships, seven of which are designed to operate in water depths greater than 5,000 feet. The Company's premium fleet of 34 independent leg, cantilever jackup rigs includes 21 units that operate in water depths of 300 feet and greater, four of which operate in water depths of 360 feet and greater, and 11 units that operate in water depths up to 250 feet. In addition, the Company's fleet includes three submersible units. Nine of the Company's units are capable of operating in harsh environments. Over 60 percent of the fleet is currently deployed in international markets, principally including the North Sea, Brazil, West Africa, the Middle East, India and Mexico. The Company also


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provides labor contract drilling services, well site and project management services, and engineering services.

         This news release may contain "forward-looking statements" about the business, financial performance and prospects of the Company. Statements about the Company's or management's plans, intentions, expectations, beliefs, estimates, predictions, or similar expressions for the future are forward-looking statements. No assurance can be given that the outcomes of these forward-looking statements will be realized, and actual results could differ materially from those expressed as a result of various factors. A discussion of these factors, including risks and uncertainties, is set forth from time to time in the Company's filings with the SEC.

         Additional information on Noble Drilling is available via the world wide web at http://www.noblecorp.com.

                                      # # #

For additional information, contact:
John T. Rynd, Vice President - Investor Relations, Noble Drilling Services Inc. Noble Drilling Corporation, 281-276-6100



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